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                       SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                 (Amendment No. 2 )*


                        AMRE, INC.
                     (Name of Issuer)

            Common Stock Par Value $.01 Per Share
               (Title of Class of Securities)

                       03 2153 10 8
                      (CUSIP Number)

                     Allen J. Rothman, Esq.
        Robinson Brog Leinwand Greene Genovese & Gluck P.C.
  1345 Avenue of the Americas, New York, New York 10105 (212) 586-4050 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                        and Communications)


      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 03 2153 10 8                                Page   2   of   7  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Green Street Associates, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)( )
                                                                      (b)( )

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                   ( )

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                      7   SOLE VOTING POWER
                           162,000 Shares
   NUMBER OF
    SHARES            8   SHARED VOTING POWER
 BENEFICIALLY              0
   OWNED BY
     EACH             9   SOLE DISPOSITIVE POWER
  REPORTING                162,000 Shares
   PERSON
    WITH             10   SHARED DISPOSITIVE POWER
                           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      762,000


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  ( )


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.3%


14  TYPE OF REPORTING PERSON*

      PN


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 03 2153 10 8                                Page  3    of  7   Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DAVID L. MOORE SS# ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)(X)
                                                                      (b)( )

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      PF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                   ( )

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

                      7   SOLE VOTING POWER
                           762,000 Shares
   NUMBER OF
    SHARES            8   SHARED VOTING POWER
 BENEFICIALLY              0
   OWNED BY
     EACH             9   SOLE DISPOSITIVE POWER
  REPORTING                762,000
   PERSON
    WITH             10   SHARED DISPOSITIVE POWER
                           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      762,000


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  ( )


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.3%


14  TYPE OF REPORTING PERSON*

      IN


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

              Amendment No. 2 (Final) to Schedule 13D

  This statement amends the Schedule 13D, dated October 17, 1995 filed by David L. Moore ("Moore"), as amended by the Schedule 13D (the "Schedule 13D") dated December 29, 1995 filed by Moore and Green Street Associates, L.P. ("Green Street") and with respect to the Common Stock,
$.01 par value per share (the "Common Stock"), of Amre, Inc., a Delaware corporation (the "Company"). Notwithstanding this amendment, the
Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Item 4 of the Schedule 13D, "Purpose of Transaction" is amended by adding the following paragraph at the conclusion thereof.

Mr. Moore did not stand for re-election to the Board of Directors. The Company conducted an election of directors on or about May 27, 1996 and as of such date Mr. Moore ceased being a director of the Issuer.

II. Item 5 of the Schedule 13d, "Interests in Securities of the Issuer," is amended and restated as follows:


  As of April 25, 1996, the Issuer consummated a merger transaction with Facelifters, Inc. pursuant to which the Issuer issued approximately 3,565,680 shares of Common Stock to shareholders of Facelifters resulting in an increase in the outstanding shares of common stock of the Company to 17,693,471 shares.

  As of April 25, 1996 David Moore beneficially owned 762,000 shares or 4.3% of the issued and outstanding shares of Common Stock of the Issuer after giving effect to the Options and the Purchase Contract including 162,000 shares owned by Green Street. As of April 25, 1996 Green Street beneficially owned 762,000 shares of Common Stock consisting of 162,000 shares
(representing .9% of the issued and outstanding shares of Common Stock) legally owned by Green Street and 600,000 shares (representing 3.4% of the issued and outstanding shares of Common Stock) which are attributed to Green Street because they are beneficially owned by one of its partners.

 Moore and Green Street ceased to the owners of more than 5% of the Common Stock on April 25, 1996. Accordingly, such persons no longer had a reporting obligation under Section 13(d) of the Securities Exchange Act with respect to the Common Stock and such persons intend not to further amend their report on Schedule 13D.

III. Item 7 of the Schedule 13D, "Material to be filed as Exhibits" is amended by adding the following exhibit at the conclusion thereof:

         (5) An agreement dated June 19, 1996 between Green Street and and David Moore authorizing this joint filing.

                                                 Page  5   of     7
                              SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 1996
(Date)


/s/ David L. Moore
- --------------------
(Signature)


David L. Moore
- --------------------
(Name/Title)


  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violation. (See 18 U.S.C. 1001).

                                                Page  6  of   7
                              SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 19, 1996
(Date)


/s/ David L. Moore
- -----------------------
(Signature)


David L. Moore, President of Loja Inc., General Partner of
         Green Street Associates, L.P.
- -----------------------------------
(Name/Title)


  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violation. (See 18 U.S.C. 1001).

                                                Page   7   of    7
                                 AGREEMENT

     We agree to jointly file the Schedule 13D to which this agreement is annexed on behalf of each of us.

                                           GREEN STREET PARTNERS, L.P.
                                           By Loja, Inc. (General Partner)

  /s/ David Moore                     /s/ David Moore, President
- --------------------------          -----------------------------
      David Moore                          David Moore
                                           President

Dated: June 19, 1996